VIA EDGAR

February 12, 2010

Eric Atallah and Tara Harkins

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

File No. 000-19406

Dear Mr. Atallah and Ms. Harkins:

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below are responses to your letter of comment dated January 20, 2010 (the “Letter”) relating to the above-referenced Form 10-K. The comments and headings from the Letter are repeated below (comments are in italics), and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. This information is based on our current knowledge; if we learn of any contrary information in the future Zebra will immediately contact you.

Form 10-K for the Year Ended December 31, 2008

General

1.	We note disclosure on pages 26, 27, 35 and F-33 of your 10K that your geographic segments include the Middle East and Africa, regions that include Iran, Syria and Sudan. We also note from previous annual reports that Syria was one of your reseller locations and Iran was an “Installed Base” location for your products/services. In addition, we note from a 2009 news article that Proveo, your subsidiary, entered into an agreement with Dnata, a UAE government-owned air travel supplier and ground handler that conducts business activities in Iran, Syria and Sudan. We note from a 2008 news article that Technowave Group, a UAE company that has offices in Iran, represents you.

Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the references countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services, products, components or technology you have provided to

Eric Atallah and Tara Harkins

Division of Corporate Finance

Securities and Exchange Commission

February 12, 2010

those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Neither Zebra nor its subsidiaries currently do business, directly or indirectly, with any country identified by the State Department as a State Sponsor of Terrorism, including Iran, Syria and Sudan, and Zebra and its subsidiaries do not anticipate any future business with these countries. We will address the specific points you identify below.

With respect to direct contacts with Iran, Syria or Sudan, neither Zebra nor its subsidiaries currently do business with any distributors, resellers or end customers in Iran, Syria or Sudan, and Zebra and its subsidiaries have policies and procedures to prevent shipments of any goods or the provision of any services directly to Iran, Sudan or Syria or the governments thereof.

With respect to indirect contacts with Iran, Syria or Sudan, we are not aware of any of our distributors or resellers currently selling or shipping Zebra products to Iran, Syria or Sudan or the governments thereof and Zebra’s policy is that any such indirect sales or shipments are unauthorized. To the extent Zebra receives reports of indirect sales from its distributors and resellers, we are not aware of any current reported sales or shipments to resellers or customers in Iran, Syria or Sudan.

With respect to past contacts, Zebra has had very limited contacts with Iran and Syria and no record of any transactions involving Sudan.

As stated in your comment, Zebra has identified that Syria was listed as a reseller location in Zebra’s 1999 and 2000 annual report. These activities occurred prior to May 12, 2004 (the effective date of the Commerce Department controls on Syria). An investigation of Zebra’s sales history records shows that a limited number of goods were legally shipped to Syria prior to May 12, 2004, including card printers for Syria’s national identification card program, but Zebra ceased all sales to Syria prior to the effective date of the sanctions.

As stated in your comment, Zebra identified that Iran was listed in Zebra’s 1998 annual report as part of Zebra’s “Installed Base” locations. An investigation of Zebra’s sales history records shows that a single order of printer media was shipped to Iran in 1993 and there is no record of any direct transaction involving Iran after that date.

In 2004, Zebra received a request for warranty repair for a Zebra product from an Iranian company, and became aware that Zebra products were being advertised in Iranian publications and on an unauthorized Iranian web site. Zebra declined to service the Iranian printer. Although Zebra was not able to identify the source of the advertised products, in November 2004 Zebra closed the account of a Turkish distributor suspected of re-exporting products to Iran. Zebra further sent letters to its Middle East and Turkish distributors reminding them that re-exports to Iran and other embargoed countries were unauthorized, and requiring written acknowledgement of the same. In an attempt to curtail the unauthorized use of Zebra’s name and logo in Iran by the Iranian web site, and pursuant to the legal authorization at 31 C.F.R. §560.509, Zebra filed applications for trademark registration on Zebra’s name and logo with the Iranian trademark office. Zebra’s sole intent in pursuing these applications was to prevent the unauthorized use of Zebra’s name and logo in Iran.

Eric Atallah and Tara Harkins

Division of Corporate Finance

Securities and Exchange Commission

February 12, 2010

Zebra’s application for trademark registration on Zebra’s logo was granted in 2006, but Zebra’s application for trademark registration on the Zebra name was rejected by the Iranian trademark office in 2009. Accordingly, Zebra has not undertaken any further trademark application or enforcement actions in Iran.

In October 2007, Zebra discovered that Swecoin AB, a Swedish company that Zebra acquired in September 2006, had sold a limited number of products to systems integrators in Iran prior to its acquisition and had also sold a small amount of product (approximately US$5,818) to such systems integrators in Iran in 2007. Upon learning of such sales, Zebra investigated and determined that the products sold were not of United States origin and that no United States person or entity was involved in the transactions. The sales were therefore legal under OFAC regulations and Swedish law. Notwithstanding these facts, Zebra went beyond current United States legal requirements and directed Swecoin to promptly cease all direct or indirect business with entities in Iran in accordance with Zebra policy. Swecoin sent letters to all of its resellers informing them that they were required to comply with United States export laws and economic sanctions and requiring written acknowledgment of the same. Zebra is not aware of any further transactions involving Swecoin and Iran, Syria or Sudan.

Zebra’s subsidiary Proveo did enter into an agreement in 2008 with Dnata for purchase and installation of a system for tracking the location of ground handling equipment at the Dubai International Airport in Dubai. Dnata is contractually limited to using the system at this single location, and in fact, the system is customized specifically for that location and would not be applicable to other locations.

With respect to Technowave Group, Zebra was not aware before your letter of any connection between Technowave and Iran. Zebra has no knowledge that Technowave has sold any Zebra products into Iran and Technowave has never made Zebra aware of the existence of any connection with Iran. Technowave does not “represent” Zebra but is one of many unrelated resellers of Zebra products. In fact, Technowave does not purchase any products directly from Zebra but to the extent it purchases Zebra products, it likely purchases products from Zebra’s distribution channel. Further, a review of Technowave’s web site reveals that Technowave itself does not have an office in Iran but has contacts with a separate reseller in Iran. However, now that this connection has been brought to our attention, Zebra is investigating the matter and will take appropriate action to ensure compliance with our policy that we do not do business, directly or indirectly, with State Sponsors of Terrorism.

Zebra’s customer database contains a record of an inactive, blocked account for a company with an address in Sudan, but Zebra has no record of any transaction of any kind ever occurring with this account.

2.

Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar

Eric Atallah and Tara Harkins

Division of Corporate Finance

Securities and Exchange Commission

February 12, 2010

initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

Zebra does not believe that it has any material contacts, or has had any material contact within the last three years, with Iran, Syria or Sudan or any other State Sponsor of Terrorism. As stated in the Securities and Exchange Commission’s Concept Release 33-8860 dated November 16, 2007, the standard for materiality in this circumstance is as follows:

“The federal securities laws do not impose a specific disclosure requirement that addresses business activities in or with a country based upon its designation as a State Sponsor of Terrorism. However, the federal securities laws do require disclosure of business activities in or with a State Sponsor of Terrorism if this constitutes material information that is necessary to make a company’s statements, in the light of the circumstances under which they are made, not misleading.”

As stated above in response to comment one, Zebra’s policy is that we do not do business, directly or indirectly, with countries designated as a State Sponsor of Terrorism. Zebra does not believe that any of the contacts listed in response to comment one were material. As stated above in response to comment one, one of Zebra’s foreign subsidiaries received approximately US$5,818 in revenue from an Iranian company in 2007. Zebra and its subsidiaries have received no other revenue, and have no assets or liabilities involving, Iran, Syria or Sudan, in the last three fiscal years. As such, Zebra does not believe that a material investment risk exists for Zebra security holders, and therefore no additional disclosure should be required.

We would appreciate it if you would contact me as soon as practicable so that we may discuss the timing of your response to this letter. If you have any questions regarding the above responses, please contact me at 847-793-2664.

Sincerely,

/s/ Michael C. Smiley
Michael C. Smiley
Chief Financial Officer

cc:	Mr. Kevin Vauaghn, Securities Exchange Commission

Ms. Tara Harkins, Securities Exchange Commission

Mr. Anders Gustafsson, Chief Executive Officer, Zebra

Mr. Michael Smith, Chairman, Zebra

Mr. Jim Kaput, General Counsel, Zebra

Mr. Todd Naughton, VP Finance/Chief Accounting Officer, Zebra